better Asian restaurants and that's it. What intrigues me about Dokkaebier is that it's looking at craft beer through a new lens, focusing on creating beers - be them traditional craft styles, or beers made with Asian fruits and botanicals - which work well with Korean and so many other Asian cuisines. Dokkaebier will become that bridge for Asian-Americans who are starting to develop an interest in craft beers and looking for a place to start, for Asian restaurants who are interested in adding craft options but want products that they feel understands their cultural expectations, and for general consumers who are looking for something new that isn't a double dry hopped imperial Berlinerweisse!

Invested $10,000 this round